BIOXYTRAN, INC.

75 2nd Ave., Ste 605

Needham, Massachusetts 02494

March 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Bioxytran, Inc. – Registration Statement on Form S-1, Registration No. 333-264250

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bioxytran, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-264250), together with all exhibits thereto, initially filed on April 12, 2022 (the “Registration Statement”).

The Registration Statement was never declared effective and the Registrant did not sell any securities pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Ola Soderquist, Chief Financial Officer at the above-mentioned address, facsimile number (617) 958-5809, with a copy to Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC, 601 W. Main Ave., Ste 1400, Spokane, WA 99201-0677, facsimile number (509) 624-6441.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely,

BIOXYTRAN, INC.

/s/ Ola Soderquist
Ola Soderquist Chief Financial Officer